Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Oritani Financial Corp. and subsidiaries:
We consent to the incorporation by reference in the registration statements on Form S-8 of Oritani Financial Corp. and subsidiaries of our reports dated September 12, 2013, with respect to the consolidated balance sheets of Oritani Financial Corp. and subsidiaries as of June 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2013, and the effectiveness of internal control over financial reporting as of June 30, 2013, which reports appear in the June 30, 2013 annual report on Form 10-K of Oritani Financial Corp. and subsidiaries.

/s/ KPMG LLP
Short Hills, New Jersey
September 12, 2013